02018769

AB 3/7/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VB 3/22/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48611

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STANFORD GROUP COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 WESTHEIMER
(No. and Street)

HOUSTON, (City) TEXAS (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.J. RINCOHN (713) 964-8327
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

333 Clay Street, Suite 4700 (Address) Houston, (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A.J. Rincohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Group Company, as of February 20, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Danielle Twilley
Notary Public, State of Texas
My Commission Expires
MARCH 31, 2005

Notary Public

Signature

Executive VP/Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of Changes in Financial Condition.
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

Independent Auditors' Report

Stanford Group Company
and Subsidiaries
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Stanford Group Company and Subsidiaries as of December 31, 2001. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stanford Group Company and Subsidiaries, as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 20, 2002

Stanford Group Company and Subsidiaries

Consolidated Statement of Financial Condition

December 31,		2001
Assets		
Cash and cash equivalents	$	11,142,834
Due from broker-dealer (Notes 1 and 11)		121,817
Marketable securities (Notes 2 and 11)		4,406,461
Accounts receivable		636,702
Receivable from affiliates (Note 6)		2,267,735
Accrued interest receivable		37,965
Prepaid expenses and other assets (Note 4)		3,439,635
Property, equipment and leasehold improvements, net (Note 3)		2,034,121
Goodwill, less accumulated amortization of $63,760		129,839
	$	24,217,109
Liabilities and Stockholder's Equity		
Liabilities		
Due to broker-dealer (Notes 1 and 11)	$	1,425,285
Accounts payable and accrued expenses		1,367,987
Interest payable		317,258
Payable to affiliates (Note 6)		2,936,200
		6,046,730
Liabilities subordinated to claims of creditors – affiliate (Note 5)		4,000,000
Commitments and contingencies (Notes 10 and 11)		
Stockholder's equity (Note 10)		
Common stock		1,000
Additional paid-in capital		24,299,000
Accumulated deficit		(10,129,621)
Total stockholder's equity		14,170,379
	$	24,217,109

See accompanying summary of significant accounting policies and notes to consolidated financial statement.

Summary of Significant Accounting Policies

Organization and Nature of Business

Stanford Group Company (the Company), was incorporated in Texas on July 21, 1995. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and an investment adviser and is a member of the National Association of Securities Dealers, Inc. (NASD). Further, the Company is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is licensed to execute security trades for customers as agent and principal as well as trading for its own accounts. The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash. Furthermore, pursuant to a securities' clearing agreement with Bear Stearns Corp. (Clearing Broker), customers have additional coverage on deposits for up to an aggregate amount of $25,000,000.

The Company has an agreement ("Agreement") with the Clearing Broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stanford Trust Company and Stanford Agency, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash Equivalents

The Company considers cash in banks and short-term investments with original maturities of three months or less as cash and cash equivalents.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which does not materially differ from a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) and agreements to repurchase securities sold (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or sold as specified in the respective agreements. Repurchase transactions are generally recorded on a cash settlement basis (same day as the trade date) (see Note 8).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for financial reporting purposes by the straight-line method over the estimated useful lives of the assets, which ranges from 36 to 168 months. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the leased property to which they are attached.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its property and equipment, except for an impairment of certain leasehold improvements in 2001 (see Note 3).

Goodwill

The Company amortizes goodwill (related to the acquisition of Stanford Trust Company in January 1998) over a ten year period.

Income Taxes

The Company uses an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

Management's Estimates and Assumptions

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The actual results could differ from these estimates.

1. Due to or from Broker-Dealer

Pursuant to an agreement for securities clearance services with the Clearing Broker, the Company records amounts due to or from broker-dealer. Due from broker-dealer at December 31, 2001 consisted of receivables of $121,817, and due to broker-dealer consisted of margin loans of $1,144,731 and payables of $280,554. The Agreement with the Clearing Broker provides the Broker with liens on all the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables. These liens secure the Company's liabilities and obligations to the Broker.

2. Marketable Securities

Marketable securities owned are stated at market values and consist of the following at December 31, 2001:

	Amount
Obligations of U.S. government	$ 98,547
Corporate bonds, debentures, and notes	714,749
Mutual funds	888,354
Corporate stock	1,175,811
Certificates of deposit	1,530,000
	$ 4,406,461

3. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2001:

	Useful Lives (Months)	Amount
Leasehold improvements	120	$ 1,385,609
Furniture and fixtures	84-168	169,546
Computer equipment and software	36-60	1,865,473
Office art work	60-84	130,799
Equipment	84-120	270,442
Total property and equipment		3,851,374
Less, accumulated depreciation and amortization		(1,817,253)
		$ 2,034,121

During the year ended December 31, 2001, the Company's management decided to downsize in one of its operating locations, resulting in a decision to move from the leased facility at such location. Accordingly, the Company wrote off the net book value of the related leasehold improvements, recognizing an impairment loss of $385,000, which is included in general and administrative expenses for the year ended December 31, 2001.

4. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following at December 31, 2001:

		Amount
Advanced compensation arrangement, net	$	2,962,332
Prepaid rent		5,886
Prepaid insurance		194,740
Prepaid expenses		222,999
Other assets		53,678
	$	3,439,635

Advanced compensation arrangement represent "advances" to Company brokers and employees which are subject to conditions set forth in promissory note agreements. Advances are earned and, therefore, not repayable by the note holder upon their continued employment with the Company for periods of generally five years. Accordingly, these advances are amortized and charged to amortization of advanced compensation arrangements expense by the Company in accordance with such employment terms. In circumstances where the brokers/employees terminate prior to the expiration of their agreements, the Company maintains reserves for estimated unrecoverable amounts due under these arrangements.

5. Liabilities Subordinated to Claims of Creditors

On May 31, 2000, the Company entered into a loan agreement with an entity related through common ownership, for a total of $4,000,000. This note payable matures on or before May 31, 2010. The interest rate is based on the Applicable Federal Rate prescribed by the I.R.S. (4.94% at December 31, 2001). The principal and all interest accrued thereon is payable any time prior to or upon maturity.

The loan agreement was approved by the NASD as a satisfactory subordinated loan agreement for equity capital pursuant to the provisions of 17 CFR 240.15c3-d. In accordance with Appendix D of SEC Rule 15c3-1, the Company is required to obtain written approval of the NASD before any principal or interest repayment of the subordinated loan agreement can be made. Additionally, pursuant to the provisions of 17 CFR 240.15c3-1(e), no equity capital of the Company or its subsidiaries may be withdrawn or distributed if it would cause certain ratios of aggregate indebtedness to net capital, as defined, to not be met.

The Company has not made repayments of principal or interest as of December 31, 2001.

6. Related Party Transactions

Pursuant to joint marketing agreements, the Company and affiliated foreign financial institutions agreed to jointly market and offer fixed income and trust products to their respective customers. In connection therewith, the Company is entitled to referral fees based upon percentages of the referred portfolio as defined in the respective agreements. These agreements are automatically renewable for successive one year periods unless terminated by either party on thirty days prior written notice. For the year ended December 31, 2001, the Company earned $19,180,966 in fees from such referrals, of which $1,112,871 is in receivable from affiliates at December 31, 2001.

The Company provides research services related to domestic and foreign markets to affiliated companies. In connection therewith, the Company earns fees based on services rendered. For the year ended December 31, 2001, the Company earned $458,333 in fees for such research services.

For the year ended December 31, 2001, the Company incurred operating expenses with affiliates totaling $3,787,370, of which $816,501 was payable at December 31, 2001. The expenses incurred were primarily for purchases of computers and computer related equipment, advertising, business promotion, rent, insurance and telecommunication expenses.

Pursuant to certain administrative service agreements with affiliated companies, the Company pays and receives an annual fee, as defined. For the year ended December 31, 2001, the Company incurred no expense related to these agreements and recorded other income of $48,282 related to one agreement which includes information technology and other administrative services. Additionally, pursuant to the same agreement, some of the employee compensation and benefits and general and administrative expenses of the Company have been allocated to an affiliated company, totaling $486,685 for the year ended December 31, 2001.

7. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The Company's subordinated loan agreement with an affiliate, included in liabilities subordinated to claims of creditors in the consolidated statement of financial condition, is recorded at its original carrying amount. The fair value of the loan is estimated based on the current market rate obtained by the related party lender for the same or similar debt with the same remaining maturity. The carrying amount and estimated fair value of the subordinated loan at December 31, 2001 is $4,000,000 and $5,184,000, respectively.

8. Repurchase Agreements

During the year, the Company maintained repurchase and reverse repurchase agreements which were collateralized by government agency securities with a par value of $50,000,000. These agreements expired in March and April 2001. Upon expiration, the Company discharged its obligations with the proceeds from the disposition of the underlying government agency securities.

9. Income Taxes

At December 31, 2001, the Company had a net operating loss carryforward of $6,870,550 for income tax reporting purposes, available to offset future years' taxable income through 2020.

At December 31, 2001, the Company provided a 100% valuation allowance for the deferred tax asset, totaling approximately $2,040,000, representing the tax effect of the Company's net operating loss carryforward since its realizability is not readily determinable.

At December 31, 2001, the Company had contribution and capital loss carryforwards for tax reporting purposes totaling approximately $214,000 and $486,000, respectively, which are available to offset future taxable income and income tax through the years 2004 and 2005, respectively. At December 31, 2001, the Company provided a 100% valuation allowance for contribution and capital loss carryforwards since their future realizability is not readily determinable.

10. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Regulatory net capital may fluctuate on a daily basis. At December 31, 2001, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $2,399,300 which was $2,149,300 in excess of its required regulatory net capital of $250,000.

The Company is also subject to the Commodities Futures Trading Commission's Net Capital Rule in accordance with Section 1.10 of the Commodity Exchange Act which requires the maintenance of a minimum regulatory net capital amount of $30,000.

Stanford Trust Company is subject to the State of Louisiana Office of Financial Institutions ("OFI") minimum net capital requirements which requires the maintenance of a minimum regulatory net capital. During the year, the OFI increased net capital requirements from $500,000 to $2,000,000. Accordingly, the sole shareholder made a cash contribution of $4,300,000 to adequately satisfy net capital requirements.

11. Commitments and Contingencies

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters
The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's results of operations.

During the year the Company was involved in various matters with former brokers and employees, which, in some cases, were arbitrated by an NASD panel, seeking to recover amounts due the Company under advanced compensation arrangements. At December 31, 2001, the Company has similar matters pending under arbitration. Management believes, based on the opinion of its legal council, that the final disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Asset Risks
The Company maintains cash and certificates of deposits in financial institutions which from time to time exceed the amount of federal depositors insurance available. Management has assessed the financial condition of these financial institutions and believes that the possibility of any credit loss is minimal.

Self-Insurance
In May 2001, the Company entered into a self-insured program for medical and dental benefits for its employees. The program is administered by a third party insurance company, which in addition to charging an administrative fee, also provides insurance for claims in excess of an individual stop-loss of $75,000 per participant per year, and an aggregate stop-loss of $950,769 per year. For the year ended December 31, 2001, the Company incurred administrative and claim costs totaling $480,797.

Operating Leases
The Company leases office space and certain equipment under operating lease agreements (some of which are month-to-month) expiring through 2015. At December 31, 2001, the future minimum rental payments required under these leases were as follows:

Year Ending December 31,		Amount
2002	$	1,947,827
2003		2,006,441
2004		2,024,961
2005		2,000,903
2006		1,837,760
Thereafter		10,465,353
Total	$	20,283,245

Equipment and office rental expense for the period ended December 31, 2001 totaled $1,828,327.

Office Restructuring
During the year ended December 31, 2001, the Company's management decided to downsize in one of its operating locations. In connection therewith, management terminated several employees and approved approximately $336,500 in severance pay of which $314,620 is payable at December 31, 2001.

Additionally, management has decided to move from its current leased facility. In connection with the planned move, management wrote off the net book value of the leasehold improvements at the location, recognizing an impairment loss of $385,000 for the year ended December 31, 2001 (see Note 3). Upon relocation, management intends to assign its rights and obligations under the current lease agreement to an affiliated company for the purposes of sub-leasing the property to other tenants. At December 31, 2001, future minimum rental payments required under this lease were as follows:

Year Ending December 31,		Amount
2002	$	438,800
2003		484,805
2004		484,805
2005		484,805
2006		484,805
Thereafter		969,609
Total	$	3,347,629

Supplemental Material

Independent Auditors' Report
on Internal Control Required
By SEC Rule 17a-5 and Section 1.16 of
the Commodity Exchange Act

Board of Directors
Stanford Group Company
and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Stanford Group Company and Subsidiaries for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing control activities for the purpose of expressing our opinion on the statement of financial condition as of December 31, 2001, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Section 1.16 of the Commodity Exchange Act ("CEA"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) and Commodity Futures Trading Commission ("CFTC") Section 1.16, in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and Section 1.18 of the CEA, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) and Section 1.12 of the CEA list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC ("the Commissions") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, as well as the CEA and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, of management, the SEC, the National Association of Securities Dealers, Inc. and other state and federal regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose. Further, this report is intended for the use of the National Futures Association and the CFTC which rely on Section 1.16 and 1.18 of the CEA.

BDO Seidman, LLP

BDO Seidman, LLP

Houston, Texas
February 20, 2002

Stanford Group Company and Subsidiaries

Contents

Facing page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent auditors' report	3
Consolidated statement of financial condition	4
Summary of significant accounting policies	5-6
Notes to consolidated financial statement	7–14
Supplemental material	
Independent auditors' report on internal control required by SEC Rule 17a-5 and Section 1.16 of the Commodity Exchange Act	15-16

Stanford Group Company and Subsidiaries

Consolidated Statement of Financial Condition and Supplemental Material Filed Pursuant to SEC Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a Public Document

Year Ended December 31, 2001